EXHIBIT 99.48

Court Approves Business Combination of Mercator and Creston
Mercator and Creston Proceeding to Closing to Create Leading Copper-Moly Company

Vancouver, B.C., Tuesday, June 17, 2011 – Mercator Minerals Ltd. (TSX: ML) (“Mercator”) and Creston Moly Corp. (TSXV: CMS) (“Creston”) are pleased to announce that the Supreme Court of British Columbia has granted an order approving the Plan of Arrangement (the “Arrangement”) providing for the previously announced friendly business combination of Creston and Mercator.

As announced on June 14, 2011, the shareholders of Creston at its Special Meeting of Shareholders held on June 14, 2011 overwhelmingly approved the Arrangement.  A special resolution approving the (the "Arrangement Resolution") was passed by Creston’s shareholders present in person and by proxy at the Meeting. A total of 176,668,360 shares voted (excluding shares held by Bruce McLeod, who will become the new President & CEO of Mercator post-arrangement), representing 63.3% of the total eligible votes. Specifically, 99.3% of the votes cast in respect of the Arrangement Resolution voted in favour of the transaction.

Trading of the common shares of Creston on the TSX Venture Exchange will halted at the opening of trading on June 20, 2011.

Subject to the satisfaction of certain other usual closing conditions, the Arrangement is expected to close on or around June 22, 2011.

"Now that the Court Order approving the Arrangement has been obtained, Creston and Mercator will be proceeding with the closing of the business combination.  The combination of Mercator and Creston will create a strong copper-moly company, combining an operating mine with a large resource base with excellent prospects for internal growth through the completion of the second phase of expansion at Mineral Park and the development of the El Pilar copper project and the El Creston molybdenum project", said Bruce McLeod, President and CEO of Creston. “Management believes that the new company is well positioned to become a strong intermediate base metals producer.”

“Mercator is very pleased to have the support of Creston’s shareholders as well as the Court in pursuit of this business combination. We look forward to working with Creston’s team to maximize the value of Mineral Park, El Pilar and El Creston”, said Michael Surratt, CEO of Mercator.

In other corporate developments, Mercator advises that it has recently received notification of an order instituting administrative proceedings from the United States Securities and Exchange Commission (“SEC”) related to a registration statement filed by Silver Eagle Resources Ltd. with the SEC in 1998.  Mercator was formerly known as Silver Eagle Resources Ltd. which had different management at the time of the filing.  The filing was not disclosed to current management of Mercator.  The order alleges that Silver Eagle Resources Ltd. (now Mercator) is delinquent in filing periodic reports with the SEC.  Mercator is reviewing this matter with its United States legal counsel in order to resolve the matter. The SEC has placed restrictions on United States broker-dealers’ ability to effect transactions in the common shares of Mercator.   In the meantime, Mercator common shares continue to trade in Canada on the Toronto Stock Exchange through Canadian broker-dealers. Mercator has traded approximately 99% of its daily total volume in Canada over the preceding six months. All of Mercator’s financial statements and annual reports are available at www.sedar.com.

About Mercator Minerals Ltd.

Mercator Minerals Ltd. is a TSX listed mining company with an experienced management team that has brought the mill expansion at the Mineral Park Mine, one of the largest and most modern copper-moly mining-milling operations in North America, to production in less than 2 years. Mercator management is dedicated to maximizing profits at the Mineral Park Mine and the development of the El Pilar copper project in Mexico.

About Creston Moly Corp.

Creston is a mineral exploration company focused on the exploration and development of the El Creston Property in Sonora, Mexico, of which the Company holds a 100% interest.

Cautionary Statements

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

None of the securities issued under the plan of arrangement have been or will be registered under the Securities Act of 1933, as amended, or any state securities laws, and such securities are anticipated to be issued in the United States pursuant to exemptions from such registration requirements. This press release shall not constitute an offer to sell or solicitation of an offer to buy any securities in any jurisdiction where such an offer or sale would be unlawful.

Information Concerning Mineralization and Resources

Unless otherwise indicated, all resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System in compliance with Canadian securities laws, which differ from the requirements of United States securities laws.  Without limiting the foregoing, this news release uses the terms "measured resources", "indicated resources" and "inferred resources". United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission ("SEC") does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of contained ounces is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this news release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Forward Looking Information

This news release contains forward looking statements of Mercator, being statements which are not historical facts, including, without limitation, statements regarding the proposed acquisition of Creston by Mercator, the potential benefits thereof, discussions of future plans, projections and objectives, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives.  In addition, estimates of mineral reserves and mineral resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed.  Important factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in Mercator’s Annual Information Form. Mercator does not assume the obligation to revise or update these forward-looking statements after the date of this report or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Mercator's Annual Information Form and audited financial statements and MD&A for the year ended December 31, 2010 on the SEDAR website at www.sedar.com.

This news release also contains forward looking statements of Creston.  Forward looking statements relate to future events or future performance and include, but are not limited to, statements with respect to the completion of the proposed transaction, estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology. Forward-looking statements reflect Creston management’s expectations or beliefs regarding future events and are based on the assumptions that the proposed transaction will complete and that Creston’s exploration and development properties will achieve anticipated milestones and results, and rely on Mercator’s public disclosure regarding its mineral projects. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance or achievements of Creston to be materially different from any future events, results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to completion of the proposed transaction, actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of resources; possible variations in ore reserves, grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as those factors detailed from time to time in Creston’s interim and annual financial statements and management's discussion and analysis of those statements, all of which are filed and available for review on SEDAR at www.sedar.com. Although Creston has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  These forward-looking statements are made as of the date of this news release and Creston does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable law. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact:

Investor Relations

Mercator Minerals Ltd. 1971 Sandown Place North Vancouver, BC, Canada V7P 3C3 Tel: 604-981-9661 Fax: 604-960-9661 mleblanc@mercatorminerals.com www.mercatorminerals.com	Creston Moly Corp. Suite 860 – 625 Howe Street Vancouver, BC, Canada V6C 2T6 Tel: 604-694-0005 Fax: 604-684-9365 info@crestonmoly.com www.crestonmoly.com